UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14974

THOMSON

46, quai Alphonse Le Gallo

92648 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

Thomson Signs Restructuring Agreement with a Majority of its Senior Creditors

Capital Structure To Be Restored Through Significant Debt Reduction

Marked Improvement in EBIT in H1 2009

•

Key Features of the Restructuring Agreement

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Reduction of current gross senior debt of €2,839 million by 45%, or €1,289 million, to a sustainable reinstated gross senior debt amount of €1,550 million

—

Conversion of €1,289 million of existing senior debt into:

-

newly issued shares for an equivalent of €350 million through a rights issue;

-

notes redeemable in shares (Obligations Remboursables en Actions, “ORA”) for an equivalent of €639 million; and

-

Disposal Proceeds Notes (“DPN”) for an equivalent of up to €300 million

—

Thomson existing shareholders to be offered to participate in the capital restructuring through:

-

ability to subscribe to the €350 million rights issue, fully backstopped by creditors; and

-

opportunity to subscribe to ORAs for an amount of €75 million (out of the total €639 million) on the same terms as creditors

—

Thomson’s existing shareholders able to retain up to 52%, but no less than 15% of the Company’s share capital depending on the rights issue take-up and ORA subscription

—

Company liquidity needs addressed through ability to keep €400 million of cash on balance sheet at closing, adjusted for seasonality, and flexibility to put in place new receivables-backed working capital facilities of up to €150 million

•

Restructuring Agreement signed by a majority of Thomson’s senior creditors

•

Thomson to proceed with the implementation of the Restructuring Agreement including approval by an Extraordinary General Meeting (“EGM”), expected in the fourth quarter of 2009

•

Preliminary results for first half 2009

—

1H 2009 Group revenues (1.9)% at current rates and (5.5)% at constant rates compared to 1H 2008, mainly due to exit from retail telephony activity. Revenues from new perimeter +2.4% at current rates, and (1.2)% at constant rates

—

Group operating cash flow slightly positive in 1H 2009. Net debt stable compared to end of March 2009. Cash position of €511 million at 30 June 2009

—

Improvement in operating profitability with EBIT of €51 million, a €30 million increase year on year. Consolidated net result of €(325) million of which €(306) million for non cash impairment charge resulting mainly from Grass Valley and PRN asset disposal process

*****

Paris, July 24, 2009 - Thomson (Euronext 18453; NYSE: TMS), worldwide leader of services to content creators, announces it has reached an agreement on the terms of a restructuring of its indebtedness with a majority of its senior creditors including lenders under the Syndicated Credit Facility and holders of its US Private Placement Notes.

Comment by Frederic Rose, CEO

"I am delighted that Thomson and its senior creditors have reached agreement concerning its financial restructuring. We have achieved a balance preserving the interests of the Company and all its stakeholders. We will now benefit from a stabilized financial situation, which will allow us to fully focus on our customers and operations.  In this context, and despite a challenging economic environment, the marked improvement in operational profitability in H1 is encouraging.”

•

Key Terms of the Restructuring Agreement1

Prior to the Restructuring Agreement, Thomson’s gross senior debt level outstanding under the Syndicated Credit Facility and the Private Placement Notes amounted to €2,839 million. Post balance sheet restructuring, this amount will be reduced to €1,550 million and will take the form of reinstated debt with modified terms and lengthened maturities.

The €1,289 million senior debt reduction will be implemented as follows:

—

a capital increase of €350 million through the issuance of 528 million2 ordinary shares at a price of €0.66 per share; such capital increase will be effected through a rights issue, fully backstopped by creditors, and open to all existing shareholders, subject to securities laws that will restrict participation by investors in certain jurisdictions including the United States;

—

the issuance of €639 million of notes mandatorily redeemable in 964 million2 ordinary shares of Thomson (“ORA”) maturing in 2010 and 2011; existing shareholders will be offered the opportunity to subscribe for €75 million of the ORAs subject to securities laws that will restrict participation by investors in certain jurisdictions including the United States; between 20% and 34% of the amounts of such ORAs could be redeemed by Thomson in cash, at its option;

—

the issuance of up to €300 million DPNs maturing 31 December 2010, to be repaid in cash by Thomson with the proceeds from the ongoing disposals of Grass Valley, PRN and Screenvision, with any shortfall in the amount of such disposal proceeds to be repaid at maturity through the issuance of additional shares to creditors at the then prevailing market price or through available cash, at the option of Thomson.

1

All numbers based on exchange rates of EUR/USD: 1.30 and GBP/EUR: 1.10, being the exchange rates applicable at the time at which the overall economics of the Restructuring were discussed, except for the €350 million rights issue amount.

2

Subject to rounding.

2

Depending on their level of participation in the related rights issue and the ORA, Thomson’s existing shareholders will be able to retain up to 52%1, and no less than 15%1, of the Company’s share capital on a fully diluted basis.

The Restructuring Agreement also provides for €400 million of cash to remain on Thomson’s balance sheet at closing, which will be adjusted according to a mechanism described below. In addition, Thomson will have the flexibility to access further liquidity through €150 million of receivables backed financing facilities.

Lastly, the Restructuring Agreement contemplates the buyback of the Titres Super Subordonnés (“TSS”) for a total cash consideration of €25 million.

1.

€1,550 million remaining gross senior debt at closing vs. €2,839 million gross senior debt today

Thomson and its creditors have agreed to significantly reduce the gross senior debt outstanding under the Syndicated Credit Facility and the Private Placement Notes and reinstate gross senior debt of €1,550 million. This reinstated debt will be divided into four tranches:

—

€500 million senior amortizing tranche due 2015, with limited fixed amortization scheduled in the first three years

-

€306 million2 Term Loans bearing a rate of Euribor/Libor+500bps in cash interest per annum and subject to downward ratchets as leverage decreases with the Euribor/Libor being subject to a minimum of 2%

-

€194 million Notes bearing a rate of 9% in cash interest per annum for Euro denominated notes, 9.35% for US$ denominated notes and 9.55% for the GBP denominated notes

—

€1,050 million senior bullet tranche to be repaid in 2016

-

€643 million2 Term Loans bearing a rate of Euribor/Libor+600bps in cash interest per annum and subject to downward ratchets as leverage decreases with the Euribor/Libor being subject to a minimum of 2%

-

€407 million Notes bearing a rate of 9% in cash interest per annum for Euro denominated notes, a rate of 9.35% for US$ denominated notes and a rate of 9.55% for the GBP denominated notes

1

Before taking into account potential share issuance to repay the DPN and assuming no exercise by Thomson of its option to redeem part of the ORAs in cash.

Subject to an allocation between currencies to be agreed between the Creditors and the Company prior to the date of execution of the definitive financing documents.

The table below sets forth the amortization schedule of Thomson’s senior debt pre and post balance sheet restructuring.

Amortisation Schedule	Pre Balance Sheet Restructuring	Post Balance Sheet Restructuring
2010	€157 million	€20 million
2011	€426 million	€45 million
2012	€1,444 million	€85 million
2013	€370 million	€105 million
2014	€100 million	€120 million
2015	€91 million	€125 million
2016	€174 million	€1,050 million

The reinstated debt will be secured by certain assets of the Company and will benefit from guarantees of certain operating subsidiaries. A financial covenant package, customary for a sub-investment grade credit, tested on a semi-annual basis, will be included in the reinstated debt documentation.

2.

€1,289 million gross senior debt reduction, mainly through equitization of claims

The Restructuring Agreement provides for a significant reduction of the group’s gross senior debt under the Syndicated Credit Facility and the Private Placement Notes of €1,289 million, equivalent to c.45% of the gross debt currently outstanding under such facilities. This will be achieved through an immediate conversion of debt into (a) newly issued shares and ORAs at closing amounting to €989 million, as well as through (b) DPN of up to €300 million to be repaid by proceeds from certain specified disposals, with the shortfall in the amount of such disposals to be repaid either through the issuance of additional shares to creditors at the prevailing market price at maturity or cash, at the option of Thomson.

a.

€989 million conversion of debt into equity through €350 million straight equity and €639 million ORAs

The Restructuring Agreement provides for €989 million conversion of debt into equity, of which €350 million will be through a capital increase and €639 million will be through the issuance of ORAs.

The capital increase will be implemented through a €350 million rights issue offered to Thomson’s existing shareholders, subject to securities laws that will restrict participation by investors in certain jurisdictions including the United States, à titre irréductible et à titre réductible, at a fixed price of €0.66 per new share at a ratio of 2 new shares for each share currently held. Lenders under the Syndicated Credit Facility and Private Placement Noteholders will backstop the full amount of the rights issue and will subscribe to any shares not taken up pursuant to the exercise of the related rights by way of set-off of debt claims against such shares at the same price of €0.66.

In parallel, Thomson will issue €639 million nominal amount of ORAs to lenders under the Syndicated Credit Facility and Private Placement Noteholders by conversion of existing debt. Such ORAs will mandatorily convert at maturity into a total of 964 million1 new ordinary shares. The ORAs will be divided into three tranches, all bearing 10% payment-in-kind interest. Thomson will retain a right to call part of the ORAs, for cash. The amount of such callable Tranche by Thomson will vary between 20% and 34% of the total amount of ORAs initially issued, depending on a related initial election by creditors. The table below summarizes the main terms and conditions of the ORAs.

1

Subject to rounding.

	Tranche I	Tranche II	Tranche IIC
Size	50% of the total amount of ORA	between 16-30% of the total amount of ORA (depending on the election of creditors in relation to Tranche IIC)	Between 20-34% of the total amount of ORA (depending on the election of creditors in relation to Tranche IIC)
Maturity	Dec-2010	Dec-2011	Dec-2011
Interest	10% Paid-in-Kind	10% Paid-in-Kind	10% Paid-in-Kind
Company call option	Non-callable	Non-callable	Company has the option to redeem in cash
Converting into*	482 million new ordinary shares	between 154 - 289 million new ordinary shares	between 193 - 328 million new ordinary shares
* subject to rounding

The ORAs will be listed upon issue on Euronext Paris and will be freely tradable. ORAs will be denominated in euros and if the creditors elect for it, in US dollars and pounds sterling as well.

The existing shareholders of Thomson will be entitled to subscribe, in proportion to their current shareholding with no over-subscription (à titre irréductible), to the ORAs up to a maximum nominal amount of €75 million in aggregate, at the same terms as creditors, subject to securities laws that will restrict participation by investors in certain jurisdictions including the United States.

b.

Up to €300 million DPN

The Restructuring Agreement provides for the conversion of up to €300m of existing debt into a DPN. The DPN is designed as a short term instrument (maturing in December 2010) to be repaid at maturity by net proceeds from ongoing disposals of Grass Valley, PRN and Screenvision US. Any shortfall in the amount of such disposals will be repaid through the issuance of new Thomson ordinary shares based on the then prevailing market price, or alternatively through available cash, at the option of Thomson. The DPN bears a 10% payment-in-kind interest.

c.

Resulting ownership

Assuming no subscription by existing shareholders or other investors in the rights issue and in the offering of ORAs, and before taking into account a potential share issuance to repay the DPN and any redemption of the ORAs in cash by Thomson, existing shareholders of Thomson will own on a fully diluted basis 15% of the total equity capital of Thomson. If existing shareholders subscribe in full to both the €350m rights issue and the €75m of ORAs being offered to them, and before taking into account a potential share issuance to repay the DPN and any redemption of the ORAs in cash by Thomson, such ownership level would increase from 15% to 52% of the Company’s share capital.

3.

Appropriate liquidity position going forward

The Restructuring Agreement enables the Company to keep an appropriate level of cash on balance sheet at closing. Up to €400 million, net of all transaction related costs, will be retained by Thomson at closing, the actual amount depending on the closing date and based on a mechanism to take into account the seasonality in the Company’s free cash flow generation.

Moreover, the Company expects to put in place new €150m receivables backed working capital facilities in order to complement the cash on balance sheet and ensure Thomson’s liquidity and financial flexibility.

4.

TSS

Thomson has €500 million of Undated Deeply Subordinated Fixed to Floating Rate Notes (TSS). The Restructuring Agreement contemplates a buyback of the TSS for a total cash consideration of €25 million.

5.

Corporate governance

At the EGM, Thomson’s shareholders will be asked to approve the election of a significant number of newly appointed non-executive Directors.

Until maturity of the ORAs, the decisions of the post-restructuring Board of Directors on certain matters (including M&A activity, dividends and share issuances) will be taken by qualified majority vote.

•

Conditions, implementation and timetable

The Restructuring Agreement contains conditions precedent, including execution of definitive documentation, absence of a material adverse effect on the Group, approval of Thomson’s shareholders of the capital increase, the issuance of the ORAs and DPN.

The implementation process for the Restructuring Agreement will depend on the extent to which additional creditors’ support is obtained. Among these creditors, the most significant is Deutsche Bank, which holds a substantial portion of bilateral Private Placement Notes. The Company is in ongoing discussions with Deutsche Bank about its participation in the restructuring.

An Extraordinary General Meeting to approve the Restructuring Agreement is expected to be convened in the fourth quarter of 2009.

•

Preliminary first half 2009 results (unaudited)

The following financial indicators are based on unaudited financial results. Thomson will release its full unaudited results for the first half of 2009 by 28 July 2009.

In € million	1H 2009	1H 2008	Change, at current rates	Change, at constant rates
Group net revenues from continuing operations	1,801	1,835	(1.9)%	(5.5)%
Of which new perimeter	1,730	1,690	+2.4%	(1.2)%
EBIT from continuing operations	51	21	+30
Net income, Group share	(325)	(182)	(143)
Of which asset impairment and restructuring	(305)	(93)	(212)
Adjusted net income, Group share*	(20)	(89)	+69
* excluding impairments and restructuring

Based on unaudited financial results, consolidated revenues from continuing activities for the first half 2009 amounted to €1,801 million, a decrease of (1.9)% compared to the first half of 2008. At constant exchange rates, the revenue decline from continuing activities was (5.5)%, mainly due to lower revenues from retail telephony activities being exited. Revenues from the Group’s new perimeter amounted to €1,730 million, an increase of 2.4% compared to the first half of 2008. At constant exchange rates, the revenue decline from the Group’s new perimeter was (1.2)%.

Second quarter 2009 Group revenues amounted to €886 million, down (10.6)% at current rates and (12.8)% at constant rates. Second quarter 2009 revenues from new perimeter down (6.0)% at current rates and (8.1)% at constant rates. The difference between year on year revenue variance for the first and second quarters 2009 result from a significant revenue imbalance between the first two quarters in 2008 related to product delivery timing for a Thomson Connect customer. On a sequential basis, 2009 second quarter revenues showed a slight increase compared to 2009 first quarter revenues at constant rate.

Earnings before interest and tax from continuing activities amounted to €51 million in first half 2009 compared to €21 million in first half 2008. Impairment charges amounted to €(306) million in first half 2009, including a €(276) million charge on discontinued activities calculated on the basis of estimated transaction values for the PRN and the Grass Valley disposals currently underway. Regarding Grass Valley, the Group has now entered into exclusive negotiations with a buyer. Consolidated net result for the first half of 2009 amounted to €(325) million compared to €(182) million in first half 2008. Group net result adjusted for impairments and restructuring amounted to €(20) million in first half 2009.

The Group recorded a slightly positive operating cash flow1 in the first half of 2009. Net debt on 30 June 2009 stood at €2,311 million, nearly stable compared to €2,357 million at the end of the first quarter 2009. The estimated cash position of the Group at 30 June 2009 was €511 million, compared to €586 million at the end of the first quarter 2009.

In the context of its balance sheet restructuring, Thomson is being assisted by Goldman Sachs, Perella Weinberg Partners and Ph. Villin Conseil as financial advisors, and by the law firm Davis Polk & Wardwell LLP. Lenders to the Syndicated Credit Facility are being advised by the law firm Freshfields Bruckhaus Deringer LLP. US Private Placement Noteholders are being advised by Lazard as financial advisor and by the law firms Bingham McCutchen LLP and Sonier & Associés.

An analyst conference call hosted by Frédéric Rose, CEO, and Stéphane Rougeot, CFO, will be held on Monday, July 27th, 2009 at 3:00pm CET.

*****

1

EBIT+D&A minus capital expenditures and cash restructuring charges.

Key Components of the Balance Sheet Restructuring – Summary1

Pre Balance Sheet Restructuring		Post Balance Sheet Restructuring
Type	Amount	Type	Amount
Private Placement	€1,100 million	Rights Issue	€350 million
Syndicated Credit Facility	€1,739 million	ORA	€639 million
		DPN	€300 million
		Reinstated Debt	€1,550 million
Total	€2,839 million		€2,839 million

1

Assuming EUR/USD exchange rate of 1.30x and GBP/EUR exchange rate of 1.10x, being the exchange rates applicable at the time at which the overall economics of the Restructuring were discussed.

Notice

Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements, including Thomson’s current intentions, beliefs or expectations about its balance sheet restructuring and the timetable for completion of the balance sheet restructuring, and its future results of operations, financial condition, liquidity and prospects, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to the balance sheet restructuring and its implementation, including the ability to obtain the necessary regulatory, shareholder and other approvals, many such factors being outside of our control.  Detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's public statements and reports (Information Réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States.  The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”).

The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  There will be no public offer of the Securities in the United States.

No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by, Goldman Sachs, Perella Weinberg Partners or Ph. Villin Conseil or by any of their respective affiliates, officers, employees or agents as to or in relation to the accuracy or completeness of this document, any publicly available information in respect of the Group, or any other written or oral information made available to any interested party or its advisers, and any liability therefore is hereby expressly disclaimed.

Contacts

External Communications, phone: +33 1 41 86 53 93

Investor Relations, phone: +33 1 41 86 55 95

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Stéphane Rougeot
	Name:	Stéphane Rougeot
Date: July 24, 2009	Title:	Executive Vice President, Chief Financial Officer